Exhibit 99.1

COPERNIC INC. TO PRESENT AT THE CANACCORD ADAMS

27TH ANNUAL GLOBAL GROWTH CONFERENCE

Montreal, Canada, July 23, 2007—Copernic Inc., (NASDAQ: CNIC), formerly Mamma.com Inc., a leader in Internet search technology and online advertising announced that Mr. Martin Bouchard, President and Chief Executive Officer, will be presenting at the 27th Annual Canaccord Adams Annual Global Growth Conference on Tuesday, August 7, 2007 at 1:30 p.m. EST. The conference will be held at the InterContinental Hotel in Boston, Massachusetts.

Mr. Bouchard will join leading institutional investment executives from 240 public and private companies for the Annual Global Growth Conference, one of the longest-running institutional events focused exclusively on growth companies. A webcast of the conference presentation will be made available within the Press Room section of the Company’s corporate Web site at www.copernic.com/corporate/en/press.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:

Christine Papademetriou

Director of Marketing

Copernic Inc.

Email: christine@copernic.com

Telephone Toll Free: (877) 289-4682 #125

Telephone Local: (514) 908-4325

Web site: www.copernic-inc.com